UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------


                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934
                           (Amendment No. ___________)


                          APPLIED MEDICAL DEVICES, INC.
                                (Name of Issuer)


                           $.01 Par Value Common Stock
                         (Title of Class of Securities)


                                    038223103
                                 (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or other wise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 038223103

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Growth Ventures, Inc.

(2) Check the Appropriate Box of a Member of a Group (See Instructions)

         (a)      [    ]
         (b)      [    ]

(3) SEC Use Only

(4) Citizenship or Place of Organization

                  Colorado

                           (5) Sole Voting Power                       973,250

Number of Shares           (6)      Shared Voting Power                    -0-
Beneficially Owned
by Each Reporting          (7)      Sole Dispositive Power             973,250
Person with
                           (8)      Shared Dispositive Power               -0-

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

                  973,250 shares of Common Stock which would be increased to 5,297,000 shares if the shares of Common Stock in Row (10) were included.

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [x/]

         Excludes  1,361,250  shares  of  Common  Stock  owned  by  GJM  Trading
         Partners, Ltd., 1431,250 shares of Common Stock owned by Growth Ventures, Inc. Pension & Trust and 1,531,250 shares of Common Stock owned by Growth Ventures, Inc. Profit Sharing Plan & Trust.

(11) Percent of Class represented by Amount in Row (9)

                  Approximately 1.5% which percentage would be increased to approximately 8.0% if the shares of Common Stock described in Row (10) were included.

(12) Type of Reporting Person (See Instructions)

         Corporation-CO

CUSIP NO. 038223103

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           GJM Trading Partners, Ltd.

(2) Check the Appropriate Box of a Member of a Group (See Instructions)

         (1)      [    ]
         (2)      [    ]

(3) SEC Use Only

(4) Citizen ship or Place of Organization

                  Colorado

                           (5)      Sole Voting Power               1,361,250

Number of Shares           (6)      Shared Voting Power                  -0-
Beneficially Owned
by Each Reporting          (7)      Sole Dispositive Power          1,361,250
Person with
                           (8)      Shared Dispositive Power             -0-

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,361,250 shares of Common Stock which would be increased to 5,297,000 shares if the shares of Common Stock in Row (10) were included.

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [x/]

         Excludes 973,250 shares of Common Stock owned by Growth Ventures, Inc., 1431,250 shares of Common Stock owned by Growth Ventures, Inc. Pension & Trust and 1,531,250 shares of Common Stock owned by Growth Ventures, Inc. Profit Sharing Plan & Trust.

(11) Percent of Class represented by Amount in Row (9)

                  Approximately 2.1% which percentage would be increased to approximately 8.0% if the shares of Common Stock described in Row (10) were included.

(12) Type of Reporting Person (See Instructions)

         Limited Partnership-PN

CUSIP NO. 038223103

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Growth Ventures, Inc. Pension Plan & Trust

(2) Check the Appropriate Box of a Member of a Group (See Instructions)

         (1)      [    ]
         (2)      [    ]

(3) SEC Use Only

(4) Citizen ship or Place of Organization

                  Colorado

                           (5)      Sole Voting Power                1,431,250

Number of Shares           (6)      Shared Voting Power                    -0-
Beneficially Owned
by Each Reporting          (7)      Sole Dispositive Power           1,431,250
Person with
                           (8)      Shared Dispositive Power               -0-

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,431,250 shares of Common Stock which would be increased to 5,297,000 shares if the shares of Common Stock in Row (10) were included.

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [x/]

                  Excludes 973,250 shares of Common Stock owned by Growth Ventures, Inc., 1,361,250 shares of Common Stock owned by GJM Trading Partners, Ltd., and 1,531,250 shares of Common Stock owned by Growth Ventures, Inc. Profit Sharing Plan & Trust.

(11) Percent of Class represented by Amount in Row (9)

                  Approximately 2.2% which percentage would be increased to approximately 8.0% if the shares of Common Stock described in Row (10) were included.

(12) Type of Reporting Person (See Instructions)

                  Employee Benefit Plan, Pension Fund or Endowment Fund-EP

CUSIP NO. 038223103

(1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                Growth Ventures, Inc. Profit Sharing Plan & Trust

(2) Check the Appropriate Box of a Member of a Group (See Instructions)

         (1)      [    ]
         (2)      [    ]

(3) SEC Use Only

(4) Citizen ship or Place of Organization

                  Colorado

                           (5)      Sole Voting Power                1,531,250

Number of Shares           (6)      Shared Voting Power                    -0-
Beneficially Owned
by Each Reporting          (7)      Sole Dispositive Power           1,531,250
Person with
                           (8)      Shared Dispositive Power               -0-

(9) Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,531,250 shares of Common Stock which would be increased to 5,297,000 shares if the shares of Common Stock in Row (10) were included.

(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [x/]

                  Excludes 973,250 shares of Common Stock owned by Growth Ventures, Inc., 1,361,250 shares of Common Stock owned by GJM Trading Partners, Ltd. and 1,431,250 shares of Common Stock owned by Growth Ventures, Inc. Pension & Trust.

(11) Percent of Class represented by Amount in Row (9)

                  Approximately 2.3% which percentage would be increased to approximately 8.0% if the shares of Common Stock described in Row (10) were included.

(12) Type of Reporting Person (See Instructions)

                  Employee Benefit Plan, Pension Fund or Endowment Fund-EP

Item 1(a). Name of Issuer:

                           Applied Medical Devices, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

                           370 17th Street, Suite 4200, Denver, Colorado 80202

Item 2(a). Name of Person Filing:

                           Gary J. McAdam

Item 2(b). Address of Principal Business Office, or if none, Residence:

              6041 S. Syracuse Way, #307, Englewood, Colorado 80111

Item 2(c). Citizenship:

                           United States

Item 2(d). Title of Class of Securities:

                           $.01 par value Common Stock

Item 2(e). CUSIP Number:

                           038223103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (1) [ ] Broker or Dealer registered under Section 15 of the Act
         (2) [ ] Bank as defined in section 3(a)(6) of the Act
         (3) [ ] Insurance Company registered under section 8 of the
                 Investment Company Act
         (4) [ ] Investment company registered under section 203 of the Investment Company Act
         (5) [ ] Investment Adviser registered under section 203 of the Investment Advisers
         (6) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the employee Retirement Income Security Act of 1974 or Endowment Fund: See 240.13d-1(b)(1)(ii)(F)
         (7) [ ] Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
         (8) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(H)

Item 4. Ownership:

     If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of the date and identify those shares which there is a right to acquire.

         (i)  Amount Beneficially Owned:

                   Total of 5,297,000 shares of Common Stock.  See Item 6 below.

         (j)  Percent of Class:

                   Total of 8.0%.  See Item 6 below.

         (k)  Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote

                           See Item 6 below

                  (ii)     shared power to vote or to direct the vote

                           See Item 6 below

                  (iii) sole power to dispose or to direct disposition of

                           See Item 6 below

                  (iv) shared power to dispose or to direct the disposition of

                           See Item 6 below

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of more than Five Percent on Behalf of Another Person:

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the

Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment is not required.

           Gary J. McAdam may be the controlling partner of the following entities and is filing on behalf of each such entity:

              Growth Ventures, Inc. which owns 973,250 shares
              GJM Trading Partners, Ltd. which owns 1,361,250 shares
              Growth Ventures, Inc. Pension & Trust which owns 1,431,250 shares Growth Ventures, Inc. Profit Sharing Plan & Trust which owns
                1,531,250 shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                  Not Applicable

Item 8. Identification and Classification of Members of the Group

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                  Not Applicable

Item 9. Notice of Dissolution of Group

     Notice of dissolution of group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by member of the group, in their individual capacity. See Item 5.

                  Not Applicable

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 2000
                                      Dated



                                      Gary J. McAdam


                                      GROWTH VENTURES, INC.



                                      By:__________________________________
                                            Gary J. McAdam, President


                                      GJM TRADING PARTNERS, LTD.


                                      By:_________________________________
                                             Gary J. McAdam, General Partner


                                      GROWTH VENTURES, INC. PENSION
                                      PLAN & TRUST


                                      By:_________________________________
                                             Gary J. McAdam, Trustee


                                      GROWTH VENTURES, INC.
                                      PROFIT SHARING PLAN & TRUST


                                      By:_________________________________
                                             Gary J. McAdam, Trustee